SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended March 5, 2003

Commission File Number 000-30084

LINUXWIZARDRY SYSTEMS, INC.
Registrant's Name

#1103 – 11871 Horseshoe Way, Richmond, British Columbia, Canada V7A 5H5
Address of principal executive office

(Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F)

Form 20-F     X                         Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ______                               No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): n/a

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): n/a

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______                               No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-n/a

2.	Exhibits

	99.1	Press release of the Company dated January 28, 2003.
	99.2	Press release of the Company dated February 3, 2003
	99.3	Press release of the Company dated February 20, 2003
	99.4	Press release of the Company dated February 26, 2003
	99.5	Press release of the Company dated February 26, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINUXWIZARDRY SYSTEMS, INC.
(Registrant)

		By	/s/ John G. Robertson
John G. Robertson,
President
Date	March 5, 2003

LINUXWIZARDRY SYSTEMS, INC.

N E W S R E L E A S E

PRIVATE PLACEMENT OF 1,500,000 UNITS

OTC BB: LNXWF

For Immediate Release: January 28, 2003 – Vancouver, B.C. – LinuxWizardry Systems, Inc. (OTC BB: LNXWF) wishes to announce that it has arranged a private placement of an aggregate of 1,500,000 units in the capital stock of the Company to various investors at a price of Cdn $0.10 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant (the “Warrant”). Each Warrant entitles the holder thereof to purchase an additional one common share, exercisable for a period of two years from the date of payment for the units, exercisable at a price of $0.12 in the first year and $0.15 in the second year.

The $150,000 net private placement proceeds received by the Company will be used for working capital and accounts payable.

Dated at Richmond, British Columbia this 28th day of January, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risk and uncertainties, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616 www.linuxgoldcorp.com

LINUXWIZARDRY SYSTEMS, INC.

N E W S R E L E A S E

Linux Wizardry Systems, Inc.
(the “Company”)

www.linuxgoldcorp.com
OTCBB: LNXWF

DRILLING PLANS BEING PREPARED ON THE FISH CREEK CLAIMS, FAIRBANKS, ALASKA

For Immediate Release: February 3, 2003, Fairbanks, Alaska – Linux Wizardry Systems Inc. (OTCBB: LNXWF) wishes to announce that the exploration permit has been submitted to the Alaska Department of Mines to drill the Fish Creek Claims. The Fish Creek Claims are optioned to Teryl Resources Corp. from LinuxWizardry Systems, Inc. as to a 50% interest by expending US$500,000 over three years. LinuxWizardry Systems, Inc. has the option to backin for a 25% working interest after the US$500,000 is expended or retain a 5% royalty interest.

Drilling is expected to commence in early February to test several magnetic anomalies for a potential lode and placer gold deposit.

The Fish Creek Claims are located in the Fairbanks, Alaska mining division near the Kinross Fort Knox Mine and adjacent to Teryl Resources Corp.’s joint venture Gil prospect which contains 10.7 million tons of 0.04 ounces of drill indicated/inferred reserves.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:         John Robertson
                      800-665-4616

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616 www.linuxgoldcorp.com

LINUXWIZARDRY SYSTEMS, INC.

N E W S R E L E A S E

Linux Wizardry Systems, Inc.
(the “Company”)

www.linuxgoldcorp.com
OTCBB: LNXWF

TERYL RESOURCES COMMENCES DRILLING ON FISH CREEK PROPERTY, ALASKA

For Immediate Release: February 20, 2003, Fairbanks, Alaska – LinuxWizardry Systems Inc. (OTCBB: LNXWF) wishes to announce that Teryl Resources Corp. (TSX Venture Exchange: TRC.V) has started drilling on the Fish Creek Claims to test several magnetic anomalies for a potential lode and placer gold deposit. The Fish Creek property is located in the Fairbanks, Alaska mining division adjacent to Teryl Resource’s Gil project, a joint venture with Kinross Gold.

The drill fence planned will extend NW-SE approximately parallel to Too Much Gold Creek and will consist of 6 drill holes to an estimated depth of 200 feet. The current budget will allow an additional 300 feet of drilling as needed to deepen planned holes or drill additional holes. The targets selected will test for both lode and placer gold mineralization.

At least one hole will target a coincident magnetic high on the left limit bench of Fish Creek opposite the mouth of Too Much Gold Creek in an area where previous drilling indicated $10/yd3 values (gold price used unknown). All of the holes that intersect gravel will be tested for alluvial gold as well as lode gold.

The second target to be tested is the potential for skarn-hosted gold-arsenic-bismuth mineralization similar to that on the adjacent Gil claims. Once each hole has reached the gravel-bedrock interface, drilling will extend 50 to 100 feet into bedrock to determine its potential for lode mineralization. In the event significant retrograde alteration is seen in a given hole, such holes will be drilled deeper. The rig geologist will be on-site full-time and will make this determination as needed.

Samples will be collected on five-foot centers and will be bagged on-site and shipped directly to XRAL Laboratories’ sample preparation facility in Fairbanks, Alaska. All samples will be analyzed for gold via fire assay techniques plus a multi-element suite via ICP-MS methods. The company has an option on a 50% interest from LinuxWizardry Systems (OTCBB: LNXWF). See news release dated December 19th, 2002 for details.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:         John Robertson
                      800-665-4616

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616 www.linuxgoldcorp.com

LINUXWIZARDRY SYSTEMS, INC.

N E W S R E L E A S E

Linux Wizardry Systems, Inc.
(the “Company”)

www.linuxgoldcorp.com
OTCBB: LNXWF

NAME CHANGE TO LINUX GOLD CORP.

For Immediate Release: February 26, 2003, Vancouver, BC – LinuxWizardry Systems Inc. (OTCBB: LNXWF) announces that the shareholders have approved a change of name at our recent Annual General Meeting of the Company to Linux Gold Corp. Our new web site is www.linuxgoldcorp.com.

Linux Gold Corp. owns a 50% interest in Fish Creek Claims, which are located near Fairbanks, Alaska, adjacent to Kinross Gold / Teryl Resources Corp. Gil Claim joint venture gold discovery.

The Company has completed a joint venture on the Fish Creek Claims with Teryl Resources Corp., wherein Linux Gold Corp. receives 200,000 shares of Teryl and retains a 5% net smelter interest, which can be converted into a 25% working interest, after Teryl Resources Corp expends US$500,000.

Drilling on the Fish Creek claims has commenced to test potential lode and placer gold targets. The Company is actively seeking additional gold prospects in Alaska and South America.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:         John Robertson
                      800-665-4616

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616 www.linuxgoldcorp.com

LINUXWIZARDRY SYSTEMS, INC.

N E W S R E L E A S E

Linux Wizardry Systems, Inc.
(the “Company”)

www.linuxgoldcorp.com
OTCBB: LNXWF

RENEGOTIATION AND GRANTING OF STOCK OPTIONS

For Immediate Release: February 26, 2003, Vancouver, BC – LinuxWizardry Systems Inc. (OTCBB: LNXWF) announces that stock options to individuals of 500,000 have been renegotiated to increase the options to 1,250,000, exercisable for term of five years from the date of renegotiation at a price of US$0.10 per share. The Company has also granted incentive stock options to individuals of up to 600,000 common shares at a price of $US0.10, exercisable for a period of five years from the date of granting. The Company also cancelled stock options to individuals of 1,175,000 who are no longer with the Company.

Shareholder approval for the granting and exercise of incentive stock options was obtained at the Company’s annual general meeting held on February 20, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:         John Robertson
                      800-665-4616

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616 www.linuxgoldcorp.com